SUMMARY OF TERMS

RE: Management Fees Paid to 688435 B.C. Ltd.

During the year ended November 30, 2006, the Company paid management fees of $36,000 to a company controlled by the brother of the President of the Company, 688435 B.C. Ltd., for management and consulting services performed.

As compensation for the performance of management services by 6883435 B.C. Ltd., which included managing and assisting with property acquisitions and raising capital for the Company through private placement financings, the Company paid 688435 B.C. Ltd. an amount equal to $3,000 per month, payable on the first (1st) day of each calendar month for a twelve (12) month period.

The Company also paid 688435 B.C. Ltd. a finder’s fee of $7,600 in connection with the private placement completed in fiscal 2006 for assisting the Company in raising capital through such financing. The Company has not, and does not expect to make any future payments for such management services, as 688435 B.C. Ltd. is no longer providing management services to the Company.